Mr. Robert Babula
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

December 2, 2022

RE:    Compass Minerals International, Inc.
Form 10-KT for the transition period from January 1, 2021 to September 30, 2021
Filed November 30, 2021
Response letter filed October 20, 2022
File No. 001-31921

Dear Mr. Babula:

Compass Minerals International, Inc. (“Compass Minerals”) is requesting an extension to respond to the Division of Corporation Finance’s letter dated November 17, 2022 regarding the above-referenced filing. Compass Minerals has been considering the issues raised in your comment letter and working to respond. However, due to schedules and availability of third-party personnel whose input and/or review is needed, Compass Minerals believes that it will require additional time to respond. Compass Minerals believes it will be able to respond on or before December 16, 2022. Thank you for your consideration.

Please contact me at (913) 344-9200 with any further questions regarding this matter.

Sincerely,

/s/ Lorin Crenshaw
Lorin Crenshaw
Chief Financial Officer
(Principal Financial Officer)